 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Craves, Frederick B. (Last) (First) (Middle) 750 Battery Street, Suite 600 (Street) San Francisco, CA 94111 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Epoch Biosciences, Inc. (EBIO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/04/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description           Chairman of the Board of Directors
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	11/04/2002		P		457,143	A	$1.00	4,130,251	I	See Note 1 below.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

1.        The Bay City Capital Fund III, L.P. ("Fund II") acquired 457,143 shares of Issuer's Common Stock on November 4, 2002 in a transaction. Dr. Frederick B. Craves' indirect ownership of the Issuer's Common Stock is derived as follows: Dr. Craves owns a 1.6835% limited partner interest in Fund III. In addition, Bay City Capital Management III LLC ("BCC Management III") owns a 1.00% general partnership interest in Fund III. Dr. Craves owns a 15.309% general partner interest in BCC Management III. Dr. Craves disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

The number reported in Table I, column 5 includes: (a) the 710,010 shares of Common Stock owned by Fund III (including 254,867 shares previously reported); (b) 127,500 shares of Common Stock acquired directly by Dr. Craves on July 21, 1997; (c) 2,880,000 shares of Common Stock acquired by The Bay City Capital Fund I, L.P., in which Dr. Craves has an indirect ownership interest; (d) 160,741 shares of Common Stock acquired directly by Dr. Craves on December 29, 1999 pursuant to the exercise of a warrant; and (e) 250,000 shares of Common Stock acquired pursuant to the exercise of a warrant on January 16, 2001 by Burrill & Craves, in which Dr. Craves has an indirect ownership interest as a former managing partner. The securities included in (b), (c), (d), and (e) of this note 1 have been previously reported. With respect to the securities reported in (b) and (d), these securities are held by Dr. Craves for the account of Bay City Capital LLC, of which Dr. Craves owns a 15% member interest (not including 10% of Bay City Capital LLC interests which have been redeemed from John Diekman and Andrew Schwab (a former member), which are subject to pro rata distribution among BCC Amalgamated, L.L.C., Sanford Zweifach, Carl Goldfischer, Lori Robson, Dr. Craves and their affiliates). Dr. Craves disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

By: /s/ Frederick B. Craves 11/5/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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